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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated July 9, 2008
2.	Material Change Report dated July 9, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

2400 - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	TRADING SYMBOL: TSXV – BUF.U OTC\BB – BYBUF Frankfurt – B4K

BUFFALO GOLD SELLS CONCENTRATE FOR LIFE OF FURTEI MINE

Vancouver, B.C., July 9th, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Buffalo is extending its concentrate sales agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to include all concentrates for the life of the Furtei Mine in Sardinia.

As previously reported in Buffalo News Releases of February 13th, 2008 and April 21st, 2008, Buffalo had entered into agreements to sell concentrates from Furtei to MRI, including up to 5000 tonnes of gold-pyrite and gold-copper concentrates this year and up to 14,500 tonnes of gold-copper concentrates in 2009.  The new agreement includes even more favourable terms than the previous ones, and includes the sale of all concentrates produced over the life of the mine.

Buffalo has recently made its first shipment of gold-copper concentrate.  These concentrates grade 90-100 g/t Au and 10-18% Cu, significantly higher than the 12-18 g/t Au gold-pyrite concentrates produced and sold to this point.  Gold-pyrite concentrates were produced from the Sa Perrima and Su Masoni open pits this year.   More recently, Buffalo has worked the lower portion of the Su Masoni pit to produce the enargite-rich ore for the gold-copper concentrate.

“The high-grade enargite ore at Furtei is, by nature, high in sulphide and arsenic levels, making the concentrate a difficult product to market even with the high gold and copper levels,” reports Mr. Mcewen.  “We are therefore very pleased to have started mining and selling this material, and to have extended our relationship with MRI to include the sale of all concentrates over the life of the mine. We look forward to the increased revenue stream that this recent shipment and futures ones will bring to fuel our growth as a mining company.”

About MRI Trading AG

MRI Trading AG is a trader of concentrates and other non-ferrous raw materials. It is part of the MRI group of companies, a leading investment and trading group in the commodities arena.  The group has a global presence through its offices in Shanghai, Beijing, Johannesburg, Santiago de Chile, Lubumbashi, New Delhi and Brisbane.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

________________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

2400 - 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

July 9, 2008

Item 3

News Release

A press release was issued on July 9, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo is extending its concentrate sales agreement with MRI Trading AG of Zug, Switzerland to include all concentrates for the life of the Furtei Mine in Sardinia.

Item 5

Full Description of Material Change

Buffalo is extending its concentrate sales agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to include all concentrates for the life of the Furtei Mine in Sardinia.

As previously reported in Buffalo News Releases of February 13th, 2008 and April 21st, 2008, Buffalo had entered into agreements to sell concentrates from Furtei to MRI, including up to 5000 tonnes of gold-pyrite and gold-copper concentrates this year and up to 14,500 tonnes of gold-copper concentrates in 2009.  The new agreement includes even more favourable terms than the previous ones, and includes the sale of all concentrates produced over the life of the mine.

Buffalo has recently made its first shipment of gold-copper concentrate.  These concentrates grade 90-100 g/t Au and 10-18% Cu, significantly higher than the 12-18 g/t Au gold-pyrite concentrates produced and sold to this point.  Gold-pyrite concentrates were produced from the Sa Perrima and Su Masoni open pits this year.   More recently, Buffalo has worked the lower portion of the Su Masoni pit to produce the enargite-rich ore for the gold-copper concentrate.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

July 9, 2008